Exhibit 2

Robert Lloyd Snyder

c/o 9330 Hollow Way Road

Dallas, Texas 75220

23 December 2019

To the Board of Directors of Just Energy Group Inc:

You will each recall that Just Energy Group Inc. (the “Company”) on June 6, 2019 announced that its Board of Directors had decided to undertake a formal review process to evaluate strategic alternatives available to the Company (the “Strategic Review”).

At such time, the decision of the Board of Directors to undertake this Strategic Review was said to follow upon the receipt “of expressions of interest from a number of parties concerning potential transactions involving the Company.” Tellingly, the Company also then declared its expectation that the Strategic Review was not expected to have an impact on either the customers, suppliers or employees of Just Energy or its operations.

However, more than six months have passed since the onset of the Strategic Review, without any specific guidance since from the Company as to the state of this initiative. And it is my strong view that the lack of updates from the Company concerning this endeavor, tied to a string of unwelcomed news announcements, has created an air of rampant speculation and negative assumptions within the its investor ranks that has ill-served both the Company and its stockholders.

More critically, I believe that this substantial passage of time without demonstrable progress with respect to the Strategic Review is now almost inarguably proving unhelpful to the Company’s business, management team and stockholders. The ongoing delay in concluding the Strategic Review – the outcome of which will prove a strong inflection point for the foreseeable future of our firm – has deferred much-overdue decisionmaking by the Company’s stockholders as to key future considerations relating to its governance and other organizational bona fides (including the composition of its Board of Directors and senior management, its key areas of ongoing business focus, capital priorities, etc.).

And I know that I am not alone among the Company’s stockholders in my concern with respect to such foundational matters.

While onlooking industry players have followed with lack of surprise the operational turmoil that has played out during 2019 within the Company’s business, it seems to the outside world that strategic direction at Just Energy Group in recent years has been lacking in both contemporary subject matter expertise and – even worse – economic alignment with stockholder interests. Indeed, the Company’s recent history retrospectively makes clear a dramatic disconnect between the operational & competitive realities of the Company’s served markets, on one hand, and the cumulative situational awareness of the Company’s various principal overseers on the other hand.

23 December 2019

Thankfully and after limited diligence, my educated belief is that there is nothing wrong with Just Energy Group that cannot be remedied through the installation of industry-expert and invested oversight, a daily commitment to manage the Company for positive cash flow and a sharp focus on profitable operations: all while providing value for its customers.

In any case – and while I have not broadly canvassed the Company’s institutional stockholder ranks — you are generally aware that I have had limited conversations with a few other large common stockholders of the Company. As I believe from our talks that these holders generally share my concerns as to the state of the Strategic Review, I have asked certain of these stockholders to also if independently communicate to the Company’s management, advisors and/or Board members their independent and respective views that the Strategic Review process should be concluded as soon as reasonably possible.

Finally, know that I am transmitting this letter via electronic mail to Scott Gahn for forwarding to the other members of the Just Energy Board of Directors — but also that I stand ready to engage with the Company towards effecting the actions necessary towards dramatically enhancing stockholder value.

I remain

Sincerely,

/s/ Robert Lloyd Snyder

Cc:	Scott Gahn

Just Energy Group Board of Directors

23 December 2019